UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2004

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PINE VALLEY UPDATES STATUS OF WILLOW CREEK MINE CONSTRUCTION PROGRESS, COSTS
FINANCING

VANCOUVER, BRITISH COLUMBIA, December 22, 2004 – Pine Valley Mining Corporation
(TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) has begun commissioning the equipment constructed and installed to increase the Willow
Creek Coal Mine production to a monthly capacity of 110,000 tonnes of coal.
Based upon the most recent design and installation information available, the
Company’s project managers estimate that expected capital project costs for projects under construction have increased by approximately  $2.3 million over the revised estimates disclosed by the Company in October.

The primary causes of the $2.3 million increase related to capital project under construction are:
- The Company’s previously announced decision to accelerate certain project expenditures in order to increase the Willow Creek Coal Mine’s production capacity as soon as possible and take advantage of the current robust coal demand and pricing;
- A decision to purchase improved electrical and fire-fighting systems in order to increase reliability and reduce operating labor requirements;
- A significant increase in the volume of concrete required in foundations due to poor soil conditions; and
- Delays and additional costs associated with late component deliveries and weather conditions during recent months.

The current construction phase is nearing completion. Commissioning of the coal reclaim system and train loading bin commenced on 16th December and commissioning of the coal crusher and stockpiling system is scheduled to commence this week. The Company expects to increase the coal production rate from 45,000 tonnes per month to 110,000 tonnes per month in early January upon the completion of commissioning.

The Company has, subject to regulatory approval, revised the terms of the debt financing provided by The Rockside Foundation (“Rockside”) as follows. The
Company will be able to draw the second and third tranches of the loan concurrently between December 27 and January 7 and increase the overall amount of the loan from Rockside by an additional US$1,850,000 in order to provide sufficient funds to cover the costs referred to above. The aggregate principal
sum of the loan from Rockside will be US$8,850,000.   The drawdown to be
received shortly is now US$5,100,000 on which interest at the rate of 10% per
annum payable monthly is due.   In addition the provisions previously announced
related to bonus shares are amended to provide that the Company will issue to
Rockside as bonus shares that number of the Company's shares that is equivalent to 1% of the principal amount of the loan advanced per five week period to a maximum of 10% until the loan is repaid. The principal will be repaid from operating cash flow or from the net proceeds of any subsequent asset sale or financing.  The loan may be repaid at any time prior to maturity, without or penalty.

The Company is beginning detailed work to design, schedule, cost and build a coal preparation facility planned to be operational by mid 2005. The initial budget in August 2003 for this construction phase was approximately $6,000,000.
Based on a preliminary evaluation of the current market and the availability of equipment the Company believes the total cost of the installed coal preparation plant will be in excess of the original $6,000,000 budget. The Company anticipates receiving detailed cost estimates with recommendations in January,
2005.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations, the Company’s need for and of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the and Exchange Commission and Canadian securities regulators, including the
Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###

Contacts:
Graham Mackenzie    Mark Fields
President & CEO    Executive Vice President
(604) 682-4678     (604) 682-4678
Vancouver, British Columbia, Canada   Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com               mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: December 22, 2004	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO